Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
March 19, 2026

RESULTS OF MEETING

IperionX Limited (NASDAQ: IPX, ASX: IPX) advises that a General Meeting of Shareholders was held today, March 19, 2026, at 11.00am (AEDT).

The resolutions voted on were in accordance with the Notice of General Meeting previously advised to the Australian Securities Exchange (“ASX”).

All resolutions were decided on and carried by way of a poll.

In accordance with Section 251AA of the Corporations Act 2001 and ASX Listing Rule 3.13.2, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary.

This announcement has been authorized for release by the Company Secretary.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

Virginia	Tennessee	Utah
1092 Confroy Drive	279 West Main Street	1782 W 2300 S
South Boston, VA 24592	Camden, TN 38320	West Valley City, UT 84119
IperionX Limited ABN 84 618 935 372

IperionX Limited
General Meeting
March 19, 2026

Resolution	Number of Proxy Votes				Number of Votes cast on the Poll			Result
	For	Against	Abstain	Proxy’s Discretion	For	Against	Abstain

1. Issue of Options to Mr. Anastasios Arima	128,765,714	6,966,566	24,937,774	31,442	128,797,156 (94.84%)	7,006,566 (5.16%)	24,937,774	Carried on vote by poll

2. Issue of Options to Mr. Todd Hannigan	128,758,853	6,965,417	24,945,784	31,442	128,790,295 (94.84%)	7,005,417 (5.16%)	24,945,784	Carried on vote by poll

3. Issue of Performance Rights to Mr. Anastasios Arima	111,635,525	24,104,783	24,929,834	31,354	111,666,879 (82.22%)	24,144,783 (17.78%)	24,929,834	Carried on vote by poll

4. Issue of Performance Rights to Mr. Todd Hannigan	111,640,528	24,108,720	24,920,894	31,354	111,671,882 (82.22%)	24,148,720 (17.78%)	24,920,894	Carried on vote by poll